UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

 ___________________________________________________________________________________________

(Translation of Registrant’s Name Into English)

México

  ___________________________________________________________________________________________

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey

Zona de Carga

Carretera Miguel Alemán, Km. 24 s/n

66600 Apodaca, Nuevo León, Mexico

  ___________________________________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

1

OMA reports on the impact of the suspension

of operations of Líneas Aéreas Azteca

Monterrey, Mexico, March 29, 2007—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, reported on the impact on its airports of the suspension of operations of Líneas Aéreas Azteca (Azteca), ordered by the Ministry of Communications and Transportation (SCT).

The SCT, through the Bureau of Civil Aviation (DGAC), announced the suspension of Azteca, effective March 26, 2007. The DGAC determined that “the company does not meet the necessary requirements to continue operating.”

Azteca accounted for 3.7% of OMA’s total passengers and 3.6% of total aeronautical revenues during 2006. Azteca currently has no debts outstanding to OMA.

Azteca operated at six airports: Acapulco, Ciudad Juarez, Chihuahua, Culiacán, Monterrey, and Zacatecas. Monterrey and Ciudad Juarez reported the largest number of passengers transported by this airline. At the time of the suspension, Azteca operated seven domestic routes at these airports. Of these, the only segments not served by other airlines are Zacatecas-Ciudad Juarez and Aguascalientes-Culiacán. OMA anticipates that most of the air traffic previously handled by Azteca will be picked up by other airlines.

The DGAC announced that Azteca, which began operations in June 2001, has 90 calendar days to correct the operating deficiencies, which would allow it to resume operations.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA employs over 900 persons in order to offer our passengers and clients airport and commercial services in facilities that comply with all applicable international safety, security standards and ISO 9001:2001. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Please visit our website, www.oma.aero.

This communication may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our Prospectus under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Víctor Humberto Bravo Martín
Víctor Humberto Bravo Martín
Chief Financial Officer

Date: March 30, 2007

3